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ELI TEA BAR

Tea Room

5507 N CLARK St
CHICAGO, IL 60640
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THE PITCH
ELI TEA BAR is seeking investment to open a second location in Chicago.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
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OUR STORY

Greetings we are raising additional capital for a second store! Eli Tea Bar is a specialty tea shop and sober bar with late-ish hours. We offer over 100 teas from around the world, tea lattes, kombucha, and bubble tea too. I am extra excited for this store and can't wait for you to see the space. There will be seating for 50 and we will even have a mini stage in the back.

Sober Late Night Space
Drag Bingo
Vegan bubble tea
Kombucha on Tap
Launching a festival team 2022
Indian Style Chai
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PRESS
Eli Tea - Shiga Japan Sister State Program Press

International News Clippings from Japan

Eater Young Guns 2017 Award Winner

Elias Majid is Making Michiganders Care About Tea

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This is a preview. It will become public when you start accepting investment.
3,100 people
Social Media Followers
700,000
Projected Annual Revenue
20%
Monthly Growth
2012
Founded

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THE TEAM
Elias Majid
Founder
Brian Madej
Chicago Store Manger
Elizabeth Arrnott
PR Manager
Marshall Ross
Wholesale Sales Rep
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ELI TEA BAR MORNING NEW SEGMENT
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We are frequently featured on local news media

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THE SPACE

The new Chicago store we are currently building out is located in the Andersonville neighborhood right on Clark Street. The space was a former coffee shop [True North] which means we have been able to save quite a bit of money on the buildout.

2000 sq ft
Second generation space (Lower buildout cost)
Located across the farmers market / popular street fair area
Easy Street Parking
Accessible from Edgewater, Rogers Park, Ravenswood.
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TARGET MARKET

Afternoon and Evening customers
Health Conscious
Sober
Cultural Creatives
Wholesale: Craft Restaurants and Cafes
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Inventory expansion $80,000
Operating capital $14,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $400,000 $480,000 $576,000 $662,400 $761,760
Cost of Goods Sold $150,000 $180,000 $216,000 $248,400 $285,660
Gross Profit $250,000 $300,000 $360,000 $414,000 $476,100

EXPENSES

Rent $60,000 $61,500 $63,037 $64,612 $66,227
Utilities $12,000 $12,300 $12,607 $12,922 $13,245
Salaries $100,000 $120,000 $144,000 $165,600 $190,440
Insurance $3,000 $3,075 $3,151 $3,229 $3,309
Repairs & Maintenance $1,000 $1,025 $1,050 $1,076 $1,102

Legal & Professional Fees $1,000 $1,025 $1,050 $1,076 $1,102

Operating Profit $73,000 $101,075 $135,105 $165,485 $200,675

This information is provided by ELI TEA BAR. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $100,000

Maximum Raise $200,000

Amount Invested $0

Investors 0

Investment Round Ends December 3, 2021

Summary of Terms

Legal Business Name ELITEA LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.4×

Business's Revenue Share 6.5%–13%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2027

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the ELI TEA BAR's fundraising. However, ELI TEA BAR may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of ELI TEA BAR to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

ELI TEA BAR operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. ELI TEA BAR competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from ELI TEA BAR's core business or the inability to compete successfully against the with other competitors could negatively affect ELI TEA BAR's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in ELI TEA BAR's management or vote on and/or influence any managerial decisions regarding ELI TEA BAR. Furthermore, if the founders or other key personnel of ELI TEA BAR were to leave ELI TEA BAR or become unable to work, ELI TEA BAR (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which ELI TEA BAR and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, ELI TEA BAR is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

ELI TEA BAR might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If ELI TEA BAR is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt ELI TEA BAR

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect ELI TEA BAR's financial performance or ability to continue to operate. In the event ELI TEA BAR ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither ELI TEA BAR nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

ELI TEA BAR will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and ELI TEA BAR is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although ELI TEA BAR will carry some insurance, ELI TEA BAR may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, ELI TEA BAR could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect ELI TEA BAR's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of ELI TEA BAR's management will coincide: you both want ELI TEA BAR to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want ELI TEA BAR to act conservative to make sure they are best equipped to repay the Note obligations, while ELI TEA BAR might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If ELI TEA BAR needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with ELI TEA BAR or management), which is responsible for monitoring ELI TEA BAR's compliance with the law. ELI TEA BAR will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if ELI TEA BAR is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if ELI TEA BAR fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of ELI TEA BAR, and the revenue of ELI TEA BAR can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of ELI TEA BAR to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by ELI TEA BAR. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
ELI TEA BAR isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to

ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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